BCW SECURITIES, LLC

ANNUAL REPORT

Pursuant to Rule 17a-5 under

The Securities Exchange Act of 1934

SEC File No. 8-67685

FOR THE YEAR ENDED DECEMBER 31, 2017

BCW SECURITIES, LLC
TABLE OF CONTENTS
FOR THE YEAR ENDED DECEMBER 31, 2017

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8-

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING_____01/01/17_____ AND ENDING_____12/31/17_____

                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **BCW SECURITIES LLC**

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

55 GREENS FARMS ROAD, SUITE 200

(No. and Street)

WESTPORT   **CT**   **06880**

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

_____

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PKF O'Connor Davies, LLP

(Name – *if individual, state last, first, middle name*)

665 Fifth Avenue   **New York**   **NY**   **10022**

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[✓] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Mark Bernegger _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

BCW Securities LLC _____ , as

of December 31 _____ , 20 17 _____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

MARYBETH PETERSON
NOTARY PUBLIC
State of Connecticut
My Commission Expires
July 31, 2022

Managing Member
_____
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BCW Securities LLC

Member FINRA/SIPC
55 Greens Farms Road, Suite 200
Westport, CT 06880
Ph: 203-983-3350
Fax: 203-557-5542
www.rmginvestments.com

Exemption Report

BCW Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17
C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

> (1) The Company claims an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(i) (the "exemption provision")

> (2) the Company met the exemption provision throughout the most recent fiscal year 2017 without exception.

I, Mark Bernegger, affirm that to the best of my knowledge and belief, the Exemption report is true and accurate.

By: *[signature: Mark Bernegger]*

Mark Bernegger
Managing Member
BCW Securities, LLC

March 9, 2018



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

**To the Member of
BCW Securities, LLC**

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of **BCW Securities, LLC** (the "Company"), as of December 31, 2017 and the related statements of operations, changes in member's equity, and cash flows for the year then ended and the related notes to the financial statements (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supporting Schedules

The supporting schedules required by Rule 17a-5 under the Securities Exchange Act of 1934 ("SEA") have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supporting schedules are the responsibility of the Company's management. Our audit procedures included determining whether the information in the supporting schedules reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supporting schedules. In forming our opinion on the supporting schedules, we evaluated whether the supporting schedules, including their form and content, are presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supporting schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

PKF O'Connor Davies, LLP

We have served as the Company's auditor since 2014.

March 13, 2018

PKF O'CONNOR DAVIES, LLP
665 Fifth Avenue, New York, NY 10022 I Tel: 212.867.8000 or 212.286.2600 I Fax: 212.286.4080 I www.pkfod.com

PKF O'Connor Davies, LLP is a member firm of the PKF International Limited network of legally independent firms and does not accept any responsibility or liability for the actions or inactions on the part of any other individual member firm or firms.

BCW SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS

Cash	$	69,779
Prepaid expenses		11,861
TOTAL ASSETS	**$**	**81,640**

LIABILITIES AND MEMBER'S EQUITY

Liabilities

Accounts payable and accrued expenses	$	57,640
Total liabilities		**57,640**

Member's equity

Member's equity		24,000
Total member's equity		**24,000**
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$**	**81,640**

BCW SECURITIES, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2017

Revenue

Investment banking income	$ 2,671,586
Other income	160
Total Revenue	2,671,746

Expenses

Commissions	2,040,824
Professional fees	24,000
Rent	19,888
Regulatory and compliance	30,228
Communications	10,919
Other operating expenses	5,159
Total Expenses	2,131,018

Net Income	**$ 540,728**

BCW SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2017

	Member's Equity
Balance at January 1, 2017	$ 16,797
Net Income	540,728
Capital Distributions	(533,525)
Balance at December 31, 2017	$ 24,000

BCW SECURITIES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2017

Cash flows from operating activities:		
Net Income	$	540,728
Adjustments to reconcile net income to net cash		
flows provided by operating activites:		
(Increase) decrease in operating assets:		
Prepaid expenses		(1,915)
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses		46,815
Net cash (used in) provided by operating activities		585,628
Cash flows from financing activities:		
Capital Distributions		(533,525)
Net cash (used in) provided by financing activities		(533,525)
Net increase in cash		52,103
Cash, beginning of year		17,676
Cash, end of year	$	69,779

1) NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNT ING POLICIES

Nature of Operations

BCW Securities, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and became a member of the Financial Industry Regulatory Authority ("FINRA") on February 5, 2008. The Company was organized on April 24, 2007 in the State of Delaware and engages in the private placement of securities and corporate finance consulting to institutional investors. The Company's office is located in Connecticut and its sole member is Riverside Management Group, LLC ("Management"). The Company is exempt from rule 15c3-3 under the Securities Exchange Act of 1934 ("SEA") under paragraph (k)(2)(i) of that rule.

Basis of Accounting

Revenues and expenses are recorded on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

Revenue Recognition

Revenues associated with investment banking fees are recognized for providing advisory services on strategic matters, including mergers, acquisitions, divestitures, leveraged buyouts, restructurings and similar corporate finance matters. Revenue associated with investment banking, transaction commissions, private placement fees and consulting income (ex. non-recourse retainer) are recognized when the transaction closes and collection is reasonably assured, effectively when cash or financial instruments are received (alternatively, see Accounts Receivable note below).

Accounts Receivable

If revenues are not concurrently received at the time of revenue recognition, revenue that is expected to be collected within one year is recorded as accounts receivable at net realizable value. If amounts become uncollectible, they will be charged to operations when that determination is made.

Income Taxes

The Company is a single member LLC and is treated as a disregarded entity for income tax purposes. The operating results of the Company are included in the tax return of Management and passed through to its partners. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements. As of December 31, 2017, the member's tax years for 2016, 2015 and 2014 are subject to examination by the tax authorities. The Company has evaluated its current tax positions and has concluded that as of December 31, 2017, the Company does not have any significant uncertain tax positions for which a reserve would be necessary.

1) **NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)**

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Date of Management's Review

Management has evaluated subsequent events through March 13, 2018, which is the date the financial statements were available to be issued.

2) **ACCOUNTS RECEIVABLE**

BCW uses the allowance method to recognize accounts receivable that may not be collectible. The Company regularly reviews all accounts and determines which are past due and may not be collectible. Any amounts that are written off are charged against the allowance. As of December 31, 2017, the accounts receivable balance and the allowance for doubtful accounts balance was $0.

3) **INTERCOMPANY RECEIVABLE**

As of December 31, 2017, there is no Intercompany Receivable balance.

4) **RELATED PARTY TRANSACTIONS**

The Company pays a monthly rent fee to Management. For the year ended December 31, 2017, rent fees paid amounted to $19,888. These expenses have been reflected in the statement of operations in the appropriate category.

5) **CONCENTRATIONS OF RISK**

The Company maintains its cash balances at a major financial institution. The balances are fully insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. As of December 31, 2017, there were no uninsured balances.

The Company engages in various private placement services. In the event customers do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the customers. It is the Company's policy to review, as necessary, the credit standing of each customer.

5) CONCENTRATIONS OF RISK (CONT'D)

As the Company's revenue is derived from private placement transactions, revenue concentration is not uncommon. In 2017, approximately 67% of the Company's revenue was derived from five clients. Further, in the normal course of business, the Company engages in business relationships with new clients. As private placement transactions are typically event driven (ex., acquisition), the firm's largest clients (measured by Company revenue) will change each year.

6) INDEMNIFICATIONS

In the normal course of business, the Company indemnifies and guarantees certain service providers, such as trustees and administrators, against specified potential losses in connections with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

7) NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule (SEA Rule 15c3-l), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017, the Company had net capital of $12,139 which is $7,139 in excess of required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio at December 31, 2017 is 4.75 to 1.

BCW SECURITIES, LLC

Supporting Schedules

DECEMBER 31, 2017

BCW SECURITIES, LLC
SCHEDULE OF COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS
  PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 (SEA")
FOR THE YEAR ENDED DECEMBER 31, 2017

Total member's equity from the statement of financial condition		$ 24,000
Non-allowable assets, deductions and charges:		
Prepaid expenses	11,861	
Total non-allowable assets, deductions and charges		11,861
Net capital		$ 12,139

Computation of basic net capital requirement

Minimum net capital required calculated at 6 2/3% of aggregate indebtedness	$ 3,843
Minimum dollar net capital requirement	5,000
Minimum net capital required (6 2/3% of aggregate indebtedness or $5,000, whichever is greater)	5,000
Excess net capital	$ 7,139
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital required	$ 6,139

Computation of aggregate indebtedness

Total aggregate indebtedness from the statement of financial condition	$ 57,640
Percentage of aggregate indebtedness to net capital	474.82%
Ratio of aggregate indebtedness to net capital	4.75 to 1

Reconciliation of Computation of Net Capital Under SEA Rule 15c3-1
There are no material differences between the computation of net capital presented above
and the computations of net capital reported by the Company's unaudited FOCUS Report

BCW SECURITIES, LLC
INFORMATION RELATING TO POSESSION OR CONTROL REQUIREMENTS
  UNDER SEA RULE 15c3-3
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENT
  UNDER SEA RULE 15c3-3
FOR THE YEAR ENDED DECEMBER 31, 2017

The Company carries no customer accounts and does not handle cash or securites on behalf of its customers and is exempt from the provisions of SEA Rule 15c3-3 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of that rule.

BCW SECURITIES, LLC

Supplemental Report

DECEMBER 31, 2017



**Report of Independent Registered Public Accounting Firm on
Review of the Exemption Report**

**To the Member of
BCW Securities, LLC**

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report, in which (1) **BCW Securities, LLC** (the "Company") identified the following provision of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(2)(i) (the exemption provision); and (2) the Company stated that it met the identified exemption provision throughout the year ended December 31, 2017 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

PKF O'Connor Davies, LLP

March 13, 2018

PKF O'CONNOR DAVIES, LLP
665 Fifth Avenue, New York, NY 10022 | Tel: 212.867.8000 or 212.286.2600 | Fax: 212.286.4080 | www.pkfod.com

PKF O'Connor Davies, LLP is a member firm of the PKF International Limited network of legally independent firms and does not accept any responsibility or liability for the actions or inactions on the part of any other individual member firm or firms.

BCW Securities LLC

Member FINRA/SIPC
55 Greens Farms Road, Suite 200
Westport, CT 06880
Ph: 203-983-3350
Fax: 203-557-5542
www.rmginvestments.com

Exemption Report

BCW Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17
C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

    (1) The Company claims an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(i) (the "exemption provision")

    (2) the Company met the exemption provision throughout the most recent fiscal year 2017 without exception.

I, Mark Bernegger, affirm that to the best of my knowledge and belief, the Exemption report is true and accurate.

By: *Mark Bernegger*
    Mark Bernegger
    Managing Member
    BCW Securities, LLC

    March 9, 2018